Mail Stop 4561

April 21, 2009

Ms. Melissa Ballenger
Corporate Controller
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

> **Re:** **MasterCard Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **Form 8-K filed February 5, 2009**
> **File No. 001-32877**

Dear Ms. Ballenger:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 52

1. We note your discussion on page 15 regarding your three core initiatives, i.e., increasing the categories of merchants that accept cards carrying your brands, the number of payment channels in which MasterCard programs are accepted, and usage of your programs at selected merchants by sponsoring promotional programs on a global basis. Please tell us what consideration you gave to

discussing the extent to which these initiatives have affected revenues for the period being reported.

Operations Fees, page 55

2.   We note your disclosure that the increase in currency and cross-border revenues was due to a 16.6% increase in cross-border volumes. Please tell us what consideration you have given to disclosing the actual amount of cross-border volume rather than just the growth rate in cross-border volumes.

Assessments, page 56

3.   We note your disclosure that gross assessments grew partially due to Gross Dollar Volume ("GDV") growth. Your tabular presentation of GDV on page 9 includes information with respect to MasterCard-branded transactions that are not processed by MasterCard and for which MasterCard does not earn significant revenues. As your presentation of GDV includes data that does not clearly relate to revenue-generating activities, please tell us how you considered conveying to investors the extent to which GDV as disclosed is directly related to assessment fees recognized. As part of your response, tell us how you considered separately disclosing the amounts of GDV upon which assessments are ultimately determined.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Pension, Savings Plan and Other Benefits, page 99

4.   We note that you have used an expected long-term return on plan assets assumption of 8% for your U.S. defined benefit pension plans as of December 31, 2008. Please tell us how you considered the impact of current market conditions on your determination of the expected return as of December 31, 2008.

Note 23. Segment Reporting, page 134

5.   We note your disclosure that MasterCard has one reportable segment, "Payment Solutions" and that all significant operating decisions are based upon analyses of MasterCard as one operating segment. In light of the diversity of geographical regions in which revenues are generated please provide us with your analysis describing how you determined that the company operates within one operating and reportable segment.   Refer to SFAS 131. As part of your response, please tell us the impact, if any, the organizational changes disclosed in your Form 8-K filed January 6, 2009 will have on your segment analysis. In this regard, we note

that these organizational changes will result in global accounts being "managed by the hosting region" as well as establishing a U.S. Markets business unit.

Part III

6.   We note that the information required by Part III of your Form 10-K will appear in your definitive proxy statement. Please note that comments with regards to your Part III information, if any, will be addressed under cover of a separate letter.

Form 8-K filed February 5, 2009

7.   We note that you disclose several non-GAAP measures. Please tell us how you considered the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we note that you have not disclosed why management believes that presentation of the non-GAAP measures provides useful information to it investors. Also, in future filings, please ensure that your non-GAAP measures are labeled "non-GAAP" rather than "as adjusted."

Reconciliation of Financial Results

8.   We believe the columnar format of the "Reconciliation of Financial Results" appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant